

October 24, 2014

Via E-mail
Mr. Norman George
Chief Executive Officer
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Huston, TX 77036

> **Re:** **SW Innovative Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 2, 2014**
> **File No. 024-10427**

Dear Mr. George:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part 1-Notification

Item 1. Significant Parties

1. We note Mr. Stephen Michels is named an officer and Director of the company on page 34 of your offering circular. Please provide the required information under Item 1. (a) of Form 1-A for Mr. Michels.

2. We note that Beaufort Capital Partners, L.L.C. received 27,960,000 shares on June 17, 2014. Based on the disclosure on page 35 regarding your total shares issued and outstanding it appears Beaufort Capital Partners, L.L.C. owns more than 5% of the outstanding shares. Please provide the information required under Item 1. (d) and (e) of Form 1-A.

Offering Circular

Risk Factors

Provision in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock, page 24

1.   We note from your disclosure and filed exhibits that the Company is incorporated in Texas. Please revise or advise on the impact of Delaware Corporate Law on change of control for your company.

Balance Sheet, pages 15 and 16

2.   Please revise to label the balance sheet "as of June, 30, 2014 and December 31, 2013 and 2012" and "unaudited" for all years presented.

Item 4. Plan of Distribution, page 25

3.   We note your disclosure on page 7 that there is no minimum to be raised with this offering. Please revise your disclosure on page 25 to include, if true, that any proceeds from the sale of shares will be retained by the company. Additionally, please include a risk factor discussing risks if sufficient capital is not raised in this offering.

Item 5. Use of Proceeds to Issuer, page 25

4.   Please revise this section to provide the specific purposes for which the net proceeds from this offering are intended to be used, and the approximate amount intended to be used for each such purpose. Additionally, please include a discussion on how management will distribute the proceeds if the maximum offering is not met. Please refer to Offering Circular Model B. Item 5 of Form 1-A.

Our Management, page 24
5.   Please provide the ages of your officers and directors as required by Model B. Item 8 of Form 1-A.

Index to Financial Statements, page 41

6.   We note that the index does not match with certain information presented on page 42-84. Please revise and include page numbers on the index.

Balance Sheet, page 42

7.   We note you are in the business of providing pre-paid telephone services. Please tell us why you have an accounts receivable balance.

8.   Please revise to present the "LIABILITIES" of $4,156 and $25,333 to the appropriate line items included under "LIABILITIES."

Statement of Operations, page 44

Statements of Cash Flows, page 45

9.   Please present the cumulative amounts for the period from September 3, 2003 (Inception) through June 30, 2014.

Statements of Changes in Stockholders' Equity (Deficit) for the Period From December 31, 2011 to June 2014, page 48

10.   Please revise the financial statements and related notes to the financial statements to give retroactive effect to the reverse stock split on July 22, 2013 and change in par value on June 13, 2014.

11.   We note that you had $83,500 stock subscription paid during FY 2014. Please tell us whether this balance was paid in cash. If so, please reconcile such transaction to the statement of cash flows. In addition, please tell us when those stock subscriptions were issued. We note that you had a total of $40,300 worth of stock subscriptions issued during FY 2013 and the six months ended June 30, 2014.

Notes to Financial Results June 30, 2014

2. Summary of Significant Accounting Policies

Income Taxes, page 51

12.   Refer to the last sentence. Since your notes are for the six months ended June 30, 2014 and year ended December 31, 2013, please revise to disclose the 2014 and 2013 information and delete disclosures related 2012 and 2011.

Revenue Recognition, page 50

13.   You indicated that your revenue is generated from the sale of prepaid telephone services. In that regard, please disclose and tell us your accounting of customers' prepayment and the timing when such revenue is recognized.

3. Going Concern and Liquidity, page 52

14.   Based on your disclosures, it appears that you have a going concern uncertainty. Please revise to disclose that there is substantial doubt your ability to continue as a going concern. We note your disclosure on page 64.

5. Investment, page 53

15.   We noted that your $52,000 mortgage investment is in default and there was no provision made against carrying value of the mortgage. It appears to us such an investment was recognized at cost. Please disclose the estimated fair value of the property as of each balance sheet date. If the fair value of the property has not been evaluated, please tell us the basis of not doing so. We refer you to ASC 325-20.

6. Note Payable, page 53

16.   Please disclose the terms of each note including the conversion price and the maturity date.

17.   We note that your exhibit 6.3 indicated that a warrant was issued to Beaufort Capital Partners Inc. in connection with the issuance of $75,000 convertible notes. Please tell us how you accounted for such transaction.

18.   We note that you had convertible notes and related derivative liabilities outstanding at December 31, 2012. We also note on page 42 that such liabilities were no longer outstanding as of December 31, 2013 and appears the notes were converted according to the statements of cash flows on page 45. In that regard, please disclose the 2013 transactions and accounting related to the convertible notes and related derivative liabilities. Further, tell us why you recognized a loss on the derivative liability of $280,540 and how you are presenting the conversion of the convertible notes in your statement of cash flows. We note that you did not separately disclose any noncash transactions in your statement of cash flows.

Balance Sheet, page 56

Profit & Loss, page 57

Statements of Cash Flows, page 58

Consolidated Statements of Shareholder Equity (Deficit), pages 59 and 60

19.   Please delete the financial statements presented on pages 56 through 60 since you provide the same financial statements on pages 42 through 48.

Notes to Financial Results through December 31, 2012, pages 61-69

20.   Please place these notes to the financial results after the financial statements for the years ended December 31, 2012 and 2011 on pages 70-75.

Financial Statements Years Ended December 31, 2012 and 2011, page 70-75

21.   We note that you referenced the financial statements as of and for years ended December 31, 2012 and 2011 as "Audited Financial Statements." Please either provide the auditor's audit opinion on such financial statements or replace the references with "Unaudited Financial Statements."

22.   Please revise to label the financial statements and related notes as "SW Innovative Holdings, Inc. (formerly known as Everybody's Telephone Company, Inc.)." We note your disclosure on page 28.

Notes to Financial Statements as of December 31, 2013, pages 76-84

23.   Please delete these notes to the financial statements on pages 76 through 84 since you provide the same notes to the financial statements on pages 49 through 55

Part III – Exhibits

24.   We note from your exhibit table you plan to submit a confidential treatment request for your contracts with AT&T and Verizon. Please note that, if appropriate, you may request confidential treatment for specified portions of the agreement that you file as an exhibit pursuant to Rule 406 of the Securities Act of 1933. For guidance, refer to Staff Legal Bulletin No. 1, as revised, available on our website at http://www.sec.gov/interps/legal.shtml. Please file the contracts as exhibits.

25.   Please file all required exhibits, including the consent for your audited financials, if included, your legal opinion and an appointment of agent for service of process.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 251 and 252 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Warren Archer, Esq.